Exhibit 12
TELEPHONE AND DATA SYSTEMS, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Six Months Ended
	June 30,
	2012	2011
(Dollars in thousands)
EARNINGS:
Income before income taxes	$186,682	$205,756
Add (deduct):
Equity in earnings of unconsolidated entities	(48,781)	(41,978)
Distributions from unconsolidated entities	6,973	47,375
Amortization of capitalized interest	796	547
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(12,024)	(10,450)
	133,646	201,250
Add fixed charges:
Consolidated interest expense (1)	47,603	71,926
Interest portion (1/3) of consolidated rent expense	28,214	25,931
	$209,463	$299,107

FIXED CHARGES:
Consolidated interest expense (1)	$47,603	$71,926
Capitalized interest	8,086	4,217
Interest portion (1/3) of consolidated rent expense	28,214	25,931
	$83,903	$102,074

RATIO OF EARNINGS TO FIXED CHARGES	2.50	2.93

Tax-effected preferred dividends	$38	$31
Fixed charges	83,903	102,074
Fixed charges and preferred dividends	$83,941	$102,105

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.50	2.93

(1)     Interest expense on income tax contingencies is not included in fixed charges.